UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS | Performance Report | 2Q24	2

DISCLAIMER

This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The Company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 2Q24 onwards are estimates or targets. Additionally, this presentation contains some financial indicators that are not recognized under BR GAAP or IFRS. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measures of the company's performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Debt in the Glossary and respective reconciliations in the Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Net Debt sections. Consolidated interim financial information prepared in accordance with International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and reviewed by the independent auditors.

PETROBRAS | Performance Report | 2Q24	3

Highlights - 2Q24

* Net profit excluding non-recurring items and exchange rate effect Real x Dollar ** Amount paid in June/24 for entry into the Tax Transaction

“Petrobras maintained robust cash generation in the second quarter of 2024, which allowed it to make US$ 3 billion in investments, comply with our shareholder remuneration policy and pay dividends.  The net result for the quarter should be analyzed in light of events that impacted the accounting result but had no relevant impact on the company's cash flow. The main events were the exchange rate variation for the period - an effect between companies in the Petrobras System that has no cash effect or even equity effect - and the impact of adhering to the tax transaction - a decision deemed positive by the market because it ended billion-dollar disputes that brought great uncertainty to the company's cash flow. Without these events, net income for 2Q24 would have reached US$ 5.4 billion and EBITDA would have been US$ 12 billion, in line with the previous quarter”. Fernando Melgarejo, Chief Financial and Investor Relations Officer

Main highlights:

•	Continued robust cash generation
•	Lowest financial debt level since 3Q08, at US$ 26.3 billion
•	Capex totaled US$ 6.4 billion in 1H24, up 12.5% on 1H23
•	Adherence to the Tax Transaction ends significant legal disputes worth R$45 billion

Reversal of loss

•	Approval of the resumption of operations at Araucária Nitrogenados S.A. (ANSA) allowed the reversal of the impairment losses

Contributions

•	Greater contribution to society, with tax payments 24% higher than in 2Q23
•	Approval of dividends and interest on equity of R$13.6 billion, to be paid in two installments (November and December), using R$6.4 billion from the capital remuneration reserve

PETROBRAS | Performance Report | 2Q24	4

Main items

Table 1 - Main items*

						Variation (%)
R$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Sales revenues	122,258	117,721	113,840	239,979	252,908	3.9	7.4	(5.1)
Gross profit	61,047	60,701	57,681	121,748	130,992	0.6	5.8	(7.1)
Operating expenses	(26,508)	(16,217)	(15,604)	(42,725)	(28,899)	63.5	69.9	47.8
Consolidated net income (loss) attributable to the shareholders of Petrobras	(2,605)	23,700	28,782	21,095	66,938	−	−	(68.5)
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras (*)	15,728	23,873	29,402	39,601	67,822	(34.1)	(46.5)	(41.6)
Net cash provided by operating activities	47,170	46,481	47,751	93,651	101,510	1.5	(1.2)	(7.7)
Free cash flow	31,881	32,428	33,315	64,309	74,441	(1.7)	(4.3)	(13.6)
Adjusted EBITDA	49,740	60,044	56,690	109,784	129,187	(17.2)	(12.3)	(15.0)
Recurring adjusted EBITDA (*)	62,332	61,523	59,101	123,855	134,714	1.3	5.5	(8.1)
Gross debt (US$ million)	59,630	61,838	57,971	59,630	57,971	(3.6)	2.9	2.9
Net debt (US$ million)	46,160	43,646	42,177	46,160	42,177	5.8	9.4	9.4
Net debt/LTM Adjusted EBITDA ratio (**)	0.95	0.86	0.74	0.95	0.74	10.5	28.4	28.4
Average commercial selling rate for U.S. dollar	5.22	4.95	4.95	5.08	5.07	5.5	5.5	0.2
Brent crude (US$/bbl)	84.94	83.24	78.39	84.09	79.83	2.0	8.4	5.3
Domestic basic oil by-products price (R$/bbl)	476.25	476.14	475.28	476.20	521.47	−	0.2	(8.7)
TRI (total recordable injuries per million men-hour frequency rate)	0.70	0.61	0.80	0.70	0.80	14.8	(12.5)	(12.5)
ROCE (Return on Capital Employed)	9.8%	10.4%	12.8%	9.8%	12.8%	-0,6 p.p.	-3 p.p.	-3 p.p.

(*) See reconciliation of Recurring net income and Adjusted EBITDA in the Non-reccuring Items section.

(**) Ratio calculated in USD.

PETROBRAS | Performance Report | 2Q24	5

Consolidated results

Net revenues

Table 2 – Net revenues by products

						Variation (%)
R$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Diesel	36,396	35,051	35,099	71,447	78,249	3.8	3.7	(8.7)
Gasoline	16,015	15,868	18,700	31,883	37,889	0.9	(14.4)	(15.9)
Liquefied petroleum gas (LPG)	4,134	3,756	4,712	7,890	9,541	10.1	(12.3)	(17.3)
Jet fuel	5,980	5,865	5,461	11,845	12,763	2.0	9.5	(7.2)
Naphtha	2,521	2,118	2,132	4,639	4,617	19.0	18.2	0.5
Fuel oil (including bunker fuel)	1,213	1,702	1,294	2,915	2,780	(28.7)	(6.3)	4.9
Other oil products	5,596	5,047	5,584	10,643	11,217	10.9	0.2	(5.1)
Subtotal oil products	71,855	69,407	72,982	141,262	157,056	3.5	(1.5)	(10.1)
Natural gas	5,918	6,546	7,083	12,464	15,010	(9.6)	(16.4)	(17.0)
Crude oil	5,502	6,088	6,756	11,590	13,772	(9.6)	(18.6)	(15.8)
Renewables and nitrogen products	227	156	122	383	231	45.5	86.1	65.8
Revenues from non-exercised rights	632	692	1,072	1,324	2,214	(8.7)	(41.0)	(40.2)
Electricity	543	631	756	1,174	1,326	(13.9)	(28.2)	(11.5)
Services, agency and others	1,052	1,223	1,394	2,275	2,661	(14.0)	(24.5)	(14.5)
Total domestic market	85,729	84,743	90,165	170,472	192,270	1.2	(4.9)	(11.3)
Exports	35,053	31,690	21,950	66,743	56,964	10.6	59.7	17.2
Crude oil	26,813	24,318	14,416	51,131	43,225	10.3	86.0	18.3
Fuel oil (including bunker fuel)	5,859	6,554	6,580	12,413	11,952	(10.6)	(11.0)	3.9
Other oil products and other products	2,381	818	954	3,199	1,787	191.1	149.6	79.0
Sales abroad (*)	1,476	1,288	1,725	2,764	3,674	14.6	(14.4)	(24.8)
Total foreign market	36,529	32,978	23,675	69,507	60,638	10.8	54.3	14.6
Total	122,258	117,721	113,840	239,979	252,908	3.9	7.4	(5.1)
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports

Net revenues for 2Q24 increased by 4% compared to the previous quarter.

The 11% increase in export revenues is mainly attributable to the growth in revenues from oil exports. This result reflects the 8% appreciation of Brent prices in BRL in the period.

Revenues from domestic sale of oil products were 3% higher when compared to 1Q24, mainly due to higher realized prices, mainly Naphtha and QAV, associated with higher volumes of oil products sold, especially diesel, driven by seasonal consumption and increased economic activity.

The lower revenue from the domestic oil sale was due to lower sales volumes to Acelen.

The reduction in natural gas revenues in 2Q24 is mainly explained by lower demand from the non-thermal sector alongside a decrease in the average selling price.

PETROBRAS | Performance Report | 2Q24	6

Cost of goods sold (*)

Table 3 – Cost of goods sold

						Variation (%)
R$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Acquisitions	(21,587)	(17,388)	(21,598)	(38,975)	(46,979)	24.1	(0.1)	(17.0)
Crude oil imports	(13,492)	(9,321)	(10,335)	(22,813)	(24,195)	44.7	30.5	(5.7)
Oil products imports	(5,994)	(5,324)	(7,760)	(11,318)	(17,173)	12.6	(22.8)	(34.1)
Natural gas imports	(2,101)	(2,743)	(3,503)	(4,844)	(5,611)	(23.4)	(40.0)	(13.7)
Production	(37,529)	(37,489)	(32,094)	(75,018)	(69,260)	0.1	16.9	8.3
Crude oil	(30,546)	(31,719)	(26,812)	(62,265)	(59,276)	(3.7)	13.9	5.0
Production taxes	(13,865)	(13,235)	(12,280)	(27,100)	(26,358)	4.8	12.9	2.8
Other costs	(16,681)	(18,484)	(14,532)	(35,165)	(32,918)	(9.8)	14.8	6.8
Oil products	(4,226)	(3,470)	(2,787)	(7,696)	(5,070)	21.8	51.6	51.8
Natural gas	(2,757)	(2,300)	(2,495)	(5,057)	(4,914)	19.9	10.5	2.9
Production taxes	(624)	(619)	(455)	(1,243)	(932)	0.8	37.1	33.4
Other costs	(2,133)	(1,681)	(2,040)	(3,814)	(3,982)	26.9	4.6	(4.2)
Services, electricity, operations abroad and others	(2,095)	(2,143)	(2,467)	(4,238)	(5,677)	(2.2)	(15.1)	(25.3)
Total	(61,211)	(57,020)	(56,159)	(118,231)	(121,916)	7.4	9.0	(3.0)

In 2Q24, the cost of goods sold increased by 7% when compared to 1Q24. The increase in costs of oil and oil products imports reflects the appreciation of prices in inventory build-up and higher share of imports in the processed load in refineries and sales mix. This increase was partially offset by the lower share of Bolivian gas in the sales mix and the lower cost of acquiring LNG.

* Managerial information (non-revised).

PETROBRAS | Performance Report | 2Q24	7

Operating expenses

Table 4 – Operating expenses

						Variation (%)
R$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Selling, General and Administrative Expenses	(9,486)	(8,822)	(7,868)	(18,308)	(16,067)	7.5	20.6	13.9
Selling expenses	(6,612)	(6,606)	(5,947)	(13,218)	(12,291)	0.1	11.2	7.5
Materials, third-party services, freight, rent and other related costs	(5,570)	(5,549)	(5,070)	(11,119)	(10,399)	0.4	9.9	6.9
Depreciation, depletion and amortization	(870)	(855)	(764)	(1,725)	(1,541)	1.8	13.9	11.9
Allowance for expected credit losses	11	(51)	21	(40)	(86)	−	(47.6)	(53.5)
Employee compensation	(183)	(151)	(134)	(334)	(265)	21.2	36.6	26.0
General and administrative expenses	(2,874)	(2,216)	(1,921)	(5,090)	(3,776)	29.7	49.6	34.8
Employee compensation (*)	(1,916)	(1,447)	(1,209)	(3,363)	(2,398)	32.4	58.5	40.2
Materials, third-party services, rent and other related costs	(762)	(594)	(555)	(1,356)	(1,084)	28.3	37.3	25.1
Depreciation, depletion and amortization	(196)	(175)	(157)	(371)	(294)	12.0	24.8	26.2
Exploration costs	(913)	(670)	(945)	(1,583)	(1,762)	36.3	(3.4)	(10.2)
Research and Development	(1,008)	(908)	(850)	(1,916)	(1,650)	11.0	18.6	16.1
Other taxes	(5,079)	(695)	(1,632)	(5,774)	(2,671)	630.8	211.2	116.2
Impairment (losses) reversals, net	201	45	(1,946)	246	(1,962)	346.7	−	−
Other income and expenses, net	(10,223)	(5,167)	(2,363)	(15,390)	(4,787)	97.9	332.6	221.5
Total	(26,508)	(16,217)	(15,604)	(42,725)	(28,899)	63.5	69.9	47.8
(*) In the second quarter of 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan, reflecting the change in the benefit, in the amount of R$ 418 million.

The increase in G&A relative to 1Q24 reflects mainly the effects of the 2023 labor agreement and the higher expenses with third-party services.

The higher tax expenses in 2Q24 were mainly due to adherence to the tax transaction, which allowed the settlement of significant legal disputes related to discussions on the incidence of taxes on remittances abroad involving chartering of vessels or platforms and their respective service contracts.

In other net operating expenses, the increase observed in 2Q24 is primarily explained by higher expenses with healthcare plan for retired employees due to the 2023 labor agreement.

On the other hand, there was a reversal of the impairment loss for Araucária Nitrogenados S.A., reflecting the approval of the reactivation of the fertilizer plant.

Adjusted EBITDA

In 2Q24, Adjusted EBITDA reached R$ 50 billion, a decrease of 17% compared to 1Q24, driven by lower margins on diesel and gasoline, increased imports, and non-recurring items, especially losses from the 2023 labor agreement and adherence to the tax transaction. These effects were partially offset by increased exports revenues, mainly due to the appreciation of Brent.

PETROBRAS | Performance Report | 2Q24	8

Financial results

Table 5 – Financial results

						Variation (%)
R$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Finance income	2,488	2,736	2,553	5,224	4,972	(9.1)	(2.5)	5.1
Income from investments and marketable securities (Government Bonds)	1,981	2,140	2,101	4,121	3,833	(7.4)	(5.7)	7.5
Other finance income	507	596	452	1,103	1,139	(14.9)	12.2	(3.2)
Finance expenses	(15,631)	(5,310)	(4,295)	(20,941)	(8,682)	194.4	263.9	141.2
Interest on finance debt	(2,705)	(2,744)	(2,537)	(5,449)	(5,349)	(1.4)	6.6	1.9
Unwinding of discount on lease liability	(2,905)	(2,708)	(1,973)	(5,613)	(3,835)	7.3	47.2	46.4
Capitalized borrowing costs	1,996	1,861	1,573	3,857	2,981	7.3	26.9	29.4
Unwinding of discount on the provision for decommissioning costs	(1,345)	(1,347)	(1,085)	(2,692)	(2,184)	(0.1)	24.0	23.3
Other finance expenses (*)	(10,672)	(372)	(273)	(11,044)	(295)	2768.8	3809.2	3643.7
Foreign exchange gains (losses) and indexation charges	(23,253)	(7,005)	1,473	(30,258)	241	231.9	−	−
Foreign exchange gains (losses) (**)	(18,683)	(4,343)	7,402	(23,026)	11,572	330.2	−	−
Reclassification of hedge accounting to the Statement of Income	(3,126)	(3,452)	(5,337)	(6,578)	(11,329)	(9.4)	(41.4)	(41.9)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(1,634)	(346)	(1,987)	(1,980)	(2,151)	372.3	(17.8)	(7.9)
Recoverable taxes inflation indexation income	(787)	245	150	(542)	485	−	−	−
Other foreign exchange gains (losses) and indexation charges, net (*)	977	891	1,245	1,868	1,664	9.7	(21.5)	12.3
Total	(36,396)	(9,579)	(269)	(45,975)	(3,469)	280.0	13430.1	1225.3
(*) On June 30, 2024, it includes financial expense of R$10,399 million and indexation charges of R$1,184 million, related to the Adhesion to the tax transaction.
(*) Foreign exchange variation of Brazilian Reais x Dollar in the following periods: 2Q24: -R$ 18,667 million; 1Q24: -R$ 4,499 million; 2Q23: +R$ 7,612 million; 1H24: -R$ 23,166 million; 1H23: +R$ 12,122 million.

In 2Q24, the financial result was - R$ 36.4 billion. This financial result was primarily impacted by the appreciation of USD against BRL on passive exposure. The BRL depreciated 11.2% in 2Q24, versus a depreciation of 3.2% in 1Q24 (the exchange rate changes from R$ 5.00/USD on March 31, 2024 to R$ 5.56/USD on June 30, 2024).

Additionally, financial expenses related to the Tax Transaction were accrued, reflecting charges and monetary updates.

Net profit (loss) attributable to Petrobras shareholders

In 2Q24, the financial result associated with non-recurring items, mainly the effects of the adherence to the Tax Transaction and losses related to the 2023 labor agreement, resulted in a loss of R$ 2.6 billion. Excluding the aforementioned items and the depreciation of BRL against USD, net profit would have reached R$ 28,0 billion, while adjusted EBITDA would have been R$ 62.3 billion.

PETROBRAS | Performance Report | 2Q24	9

Non-recurring items

Table 6 – Non-recurring items

						Variation (%)
R$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Net income (loss)	(2,515)	23,810	28,936	21,295	67,243	−	−	(68.3)
Non-recurring items	(23,009)	(306)	(940)	(23,314)	(1,343)	7419.3	2347.8	1636.0
Non-recurring items that do not affect Adjusted EBITDA	(10,417)	1,173	1,471	(9,244)	4,186	−	−	−
Impairment of assets and investments	207	130	(1,946)	337	(1,954)	59.2	−	−
Gains and losses on disposal/write-offs of assets	663	806	3,416	1,469	5,993	(17.7)	(80.6)	(75.5)
Results from co-participation agreements in bid areas	296	237	(1)	533	143	24.9	−	272.7
Discount and premium on repurchase of debt securities	−	−	2	−	4	−	−	−
Effect of the tax transaction on net finance income (expense)	(11,583)	−	−	(11,583)	−	−	−	−
Other non-recurring items	(12,592)	(1,479)	(2,411)	(14,071)	(5,527)	751.4	422.3	154.6
Voluntary Separation Plan	(2)	(9)	10	(11)	27	(77.8)	−	−
Collective bargaining agreement	(29)	(10)	(30)	(39)	(30)	190.0	(3.3)	30.0
Amounts recovered from Lava Jato investigation	8	26	20	34	483	(69.2)	(60.0)	(93.0)
Gains/(losses) on decommissioning of returned/abandoned areas	(4)	(38)	(58)	(42)	(61)	(89.5)	(93.1)	(31.1)
Gains/(losses) related to legal proceedings	(1,277)	(1,398)	(1,361)	(2,675)	(2,680)	(8.7)	(6.2)	(0.2)
Effect of the tax transaction on other taxes	(4,256)	−	−	(4,256)	−	−	−	−
Equalization of expenses - Production Individualization Agreements	(77)	(50)	(29)	(127)	(120)	54.0	165.5	5.8
Gains/(losses) arising from actuarial review of health care plan	(6,955)	−	−	(6,955)	−	−	−	−
Compensation for the termination of a vessel charter agreement	−	−	−	−	(1,654)	−	−	−
Export tax on crude oil	−	−	(963)	−	(1,492)	−	−	−
Net effect of non-recurring items on IR/CSLL	4,676	133	320	4,809	459	3415.8	1361.3	947.7
Recurring net income	15,818	23,983	29,556	39,801	68,127	(34.0)	(46.5)	(41.6)
Shareholders of Petrobras (*)	15,728	23,873	29,402	39,601	67,822	(34.1)	(46.5)	(41.6)
Non-controlling interests	90	110	154	200	305	(18.2)	(41.6)	(34.4)
Adjusted EBITDA	49,740	60,044	56,690	109,784	129,187	(17.2)	(12.3)	(15.0)
Non-recurring items	(12,592)	(1,479)	(2,411)	(14,071)	(5,527)	751.4	422.3	154.6
Recurring Adjusted EBITDA	62,332	61,523	59,101	123,855	134,714	1.3	5.5	(8.1)
(*) Net income without non-recurring items and without the real x dollar exchange rate effect: 2Q24: +R$ 28,048 million; 1Q24: +R$ 26,842 million; 2Q23: +R$ 24,378 million; 1H24: +R$ 54,890 million; 1H23: +R$ 59,821 million.

In management's view, the non-recurring items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and shall be disclosed when relevant.

PETROBRAS | Performance Report | 2Q24	10

Capex

Table 7 – Capex

						Variation (%)
US$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Exploration & Production	2,767	2,472	2,599	5,239	4,639	11.9	6.5	12.9
Refining, Transportation and Marketing	447	362	365	809	707	23.7	22.6	14.4
Gas & Low Carbon Energies	93	108	43	201	76	(13.7)	116.9	164.8
Others	86	101	93	187	160	(15.4)	(8.3)	16.5
Subtotal	3,393	3,043	3,100	6,436	5,582	11.5	9.5	15.3
Signature bonus	−	−	141	−	141	−	−	−
Total	3,393	3,043	3,241	6,436	5,723	11.5	4.7	12.5

In 1H24, Capex totaled US$ 6.4 billion, 12.5% higher when compared to 1H23. The Capex projection for 2024 has been revised to a range between US$ 13.5 billion and US$ 14.5 billion. This level of investment has no impact on the oil and gas production curve and represents an increase of 7% to 15% compared to the total Capex made in 2023.

In 2Q24, capex totaled US$ 3.4 billion, 11,5% higher than in 1Q24, mainly due to the large pre-salt projects.

In the Exploration and Production segment, Capex totaled US$ 2.8 billion, 11,9% higher than in 1Q24, due to the expansion of Capex in the Marlim Revitalization, in the Campos Basin, and progress in the construction of FPSOs in Búzios, in the Santos Basin. Capex in 2Q24 were mainly concentrated on: (i) developing production in the pre-salt area of the Santos Basin (US$ 1.5 billion); (ii) developing production in the pre- and post-salt areas of the Campos Basin (US$ 0.7 billion); (iii) exploratory investments (US$ 0.2 billion).

In the Refining, Transportation and Marketing segment, Capex totaled US$ 0.45 billion, with emphasis on scheduled refinery stoppages and REPLAN's New Medium HDT. In the Gas and Low Carbon Energies segment, Capex totaled US$ 0.09 billion in 2Q24, with investments in the Route 3 natural gas processing unit standing out.

The following table presents the main information about the new oil and gas production systems, already contracted.

PETROBRAS | Performance Report | 2Q24	11

Table 8 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	Petrobras Actual Investment (US$ bn)	Petrobras Total Investment (US$ bn)(1)	Petrobras Stake	Status
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.36	0.9	38.6%	Project in phase of execution with production system on location. 12 wells drilled and 11 completed.
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024(2)	100,000	0.74	1.9	100%	Project in phase of execution. Production system arrived in Brazil. 3 wells drilled and 3 completed.(3)
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2025	225,000	0.74	2.1	88.99%	Project in phase of execution with production system in transit to Brazil. 8 wells drilled and 6 completed.
Búzios 6 P-78 (Owned unit)	2025	180,000	1.71	4.8	88.99%	Project in phase of execution with production system under construction. 7 wells drilled and 4 completed.
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.11	1.3	38.6%	Project in phase of execution with production system under construction. 7 wells drilled and 3 completed.
Búzios 8 P-79 (Owned unit)	2026	180,000	1.40	5.1	88.99%	Project in phase of execution with production system under construction. 8 wells drilled and 4 completed.
Búzios 9 P-80 (Owned unit)	2026	225,000	0.67	5.4	88.99%	Project in phase of execution with production system under construction. 3 wells drilled and 2 completed.
Búzios 10 P-82 (Owned unit)	2027	225,000	0.64	6.1	88.99%	Project in phase of execution with production system under construction. 1 well drilled.
Búzios 11 P-83 (Owned unit)	2027	225,000	0.53	5.5	88.99%	Project in phase of execution with production system under construction. 2 wells drilled.
Raia Manta e Raia Pintada BM-C-33 (Non-operated project)	2028	126,000	0.47	2,7(4)	30%	Project in phase of execution.
Atapu 2 P-84	2029	225,000	0.09	6.0	65.7%	Project in phase of execution.
Sépia 2 P-85	2030	225,000	0.03	4.7	55.3%	Project in phase of execution.

(1) Total investment with the 2024-28+ Strategic Plan assumptions and Petrobras work interest (WI). Chartered units leases are not included.

(2) The FPSO Maria Quitéria is scheduled to start operation in the last quarter of 2024, thus advancing the schedule of 2024-28+ Strategic Plan, which was to start operation in 2025.

(3) Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

(4) It is included investment in the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production.

PETROBRAS | Performance Report | 2Q24	12

Liquidity and capital resources

Table 9 - Liquidity and capital resources

R$ million	2Q24	1Q24	2Q23	1H24	1H23
Adjusted cash and cash equivalents at the beginning of period	90,890	86,670	80,068	86,670	64,092
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period (*)	(33,201)	(25,057)	(27,791)	(25,057)	(22,369)
Cash and cash equivalents at the beginning of period	57,689	61,613	52,277	61,613	41,723
Net cash provided by operating activities	47,170	46,481	47,751	93,651	101,510
Net cash (used in) provided by investing activities	(10,461)	(16,440)	(4,003)	(26,901)	(9,741)
Acquisition of PP&E and intangible assets	(15,260)	(14,049)	(14,389)	(29,309)	(26,981)
Reductions (additions) in investments	(29)	(4)	(47)	(33)	(88)
Proceeds from disposal of assets - Divestment	1,011	2,801	7,875	3,812	17,521
Financial compensation from co-participation agreements	−	1,951	−	1,951	2,032
Divestment (investment) in marketable securities	3,612	(7,260)	2,269	(3,648)	(2,569)
Dividends received	205	121	289	326	344
(=) Net cash provided by operating and investing activities	36,709	30,041	43,748	66,750	91,769
Net cash used in financing activities	(54,178)	(35,582)	(43,504)	(89,760)	(79,765)
Changes in non-controlling interest	174	463	128	637	(264)
Net financings	(5,766)	(7,930)	(5,759)	(13,696)	(12,354)
Proceeds from finance debt	3,047	8	52	3,055	315
Repayments	(8,813)	(7,938)	(5,811)	(16,751)	(12,669)
Repayment of lease liability	(10,256)	(9,504)	(7,277)	(19,760)	(14,500)
Dividends paid to shareholders of Petrobras	(37,454)	(17,182)	(30,595)	(54,636)	(52,398)
Share repurchase program	(772)	(1,147)	−	(1,919)	−
Dividends paid to non-controlling interests	(104)	(282)	(1)	(386)	(249)
Effect of exchange rate changes on cash and cash equivalents	3,609	1,617	(2,639)	5,226	(3,845)
Cash and cash equivalents at the end of period	43,829	57,689	49,882	43,829	49,882
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period (*)	31,051	33,201	26,233	31,051	26,233
Adjusted cash and cash equivalents at the end of period	74,880	90,890	76,115	74,880	76,115
Reconciliation of Free Cash Flow
Net cash provided by operating activities	47,170	46,481	47,751	93,651	101,510
Acquisition of PP&E and intangible assets	(15,260)	(14,049)	(14,389)	(29,309)	(26,981)
Reductions (additions) in investments	(29)	(4)	(47)	(33)	(88)
Free cash flow (**)	31,881	32,428	33,315	64,309	74,441

(*) Includes government bonds, bank deposit certificates and time deposits of companies classified as held for sale.

(**) Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. For comparative purposes, figures prior to 2Q23 have been adjusted in accordance with the new Policy.

PETROBRAS | Performance Report | 2Q24	13

As of June 30, 2024, cash and cash equivalents totaled R$ 43.8 billion and adjusted cash and cash equivalents totaled R$ 74.9 billion.

In 2Q24, cash generated from operating activities reached R$ 47.2 billion and free cash flow totaled R$ 31.9 billion. In addition to generating cash, this level of cash generation was used to: (a) shareholders remuneration (R$ 37.5 billion), (b) investments (R$ 15.3 billion), (c) lease liabilities amortization (R$ 10.3 billion), and (d) principal and interest due in the period amortization (R$ 8.8 billion).

The funds raised during the quarter will be used for liability management, aiming to extend debt maturities and improving the capital structure, in order to preserve liquidity and solvency.

PETROBRAS | Performance Report | 2Q24	14

Debt indicators

As of 06/30/2024, gross debt reached US$ 59.6 billion, a decrease of 3.6% compared to 03/31/2024.

Average maturity went up from 11.30 years on 03/31/2024 to 11.76 years on 06/03/2024 and average cost went up 6.5% p.a. to 6.6% p.a. over the same period.

The gross debt/adjusted EBITDA ratio reached 1.22x on 06/30/2024, the same as 03/31/2024.

On 06/30/2024, net debt reached US$ 46.2 billion, an increase of 5.8% compared to 03/31/2024.

Table 10 – Debt indicators

US$ million	06.30.2024	03.31.2024	Δ %	06.30.2023
Financial Debt	26,321	27,738	(5.1)	29,228
Capital Markets	16,554	16,719	(1.0)	17,363
Banking Market	7,327	8,502	(13.8)	8,775
Development banks	585	664	(11.9)	735
Export Credit Agencies	1,702	1,705	(0.2)	2,190
Others	153	148	3.4	165
Finance leases	33,309	34,100	(2.3)	28,743
Gross debt	59,630	61,838	(3.6)	57,971
Adjusted cash and cash equivalents	13,470	18,192	(26.0)	15,794
Net debt	46,160	43,646	5.8	42,177
Net Debt/(Net Debt + Market Cap) - Leverage	33%	31%	6.5	33%
Average interest rate (% p.a.)	6.6	6.5	1.5	6.6
Weighted average maturity of outstanding debt (years)	11.76	11.30	4.1	12.12
Net debt/LTM Adjusted EBITDA ratio	0.95	0.86	10.5	0.74
Gross debt/LTM Adjusted EBITDA ratio	1.22	1.22	0.0	1.02
R$ million
Financial Debt	146,315	138,587	5.6	140,856
Finance Lease	185,158	170,368	8.7	138,519
Adjusted cash and cash equivalents	74,880	90,890	(17.6)	76,115
Net Debt	256,593	218,065	17.7	203,260

PETROBRAS | Performance Report | 2Q24	15

Results by segment

Exploration and Production

Table 11 – E&P results

						Variation (%) (*)
R$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Sales revenues	81,779	79,644	72,922	161,423	154,644	2.7	12.1	4.4
Gross profit	49,219	46,884	42,646	96,103	91,225	5.0	15.4	5.3
Operating expenses	(8,200)	(3,117)	(2,707)	(11,317)	(3,345)	163.1	202.9	238.3
Operating income	41,019	43,767	39,939	84,786	87,880	(6.3)	2.7	(3.5)
Net income (loss) attributable to the shareholders of Petrobras	27,227	28,975	26,456	56,202	58,198	(6.0)	2.9	(3.4)
Adjusted EBITDA of the segment	52,319	55,396	48,950	107,715	105,542	(5.6)	6.9	2.1
EBITDA margin of the segment (%)	64	70	67	67	68	(6)	(3)	(2)
ROCE (Return on Capital Employed) (%)	14.2	14.3	15.5	14.2	15.5	(0.1)	(1.3)	(1.3)
Average Brent crude (US$/bbl)	84.94	83.24	78.39	84.09	79.83	2.0	8.4	5.3
Production taxes Brazil	15,393	14,765	13,346	30,158	27,807	4.3	15.3	8.5
Royalties	9,601	9,268	7,691	18,869	16,053	3.6	24.8	17.5
Special participation	5,744	5,451	5,597	11,195	11,634	5.4	2.6	(3.8)
Retention of areas	48	46	58	94	120	4.3	(17.2)	(21.7)
Lifting cost Brazil (US$/boe)	6.05	6.04	5.96	6.05	5.73	0.1	1.5	5.5
Pre-salt	3.87	3.99	3.72	3.93	3.72	(2.9)	3.9	5.7
Deep and ultra-deep post-salt	16.62	15.18	14.56	15.87	12.93	9.5	14.2	22.7
Onshore and shallow waters	16.83	16.35	15.71	16.58	15.21	2.9	7.1	9.0
Lifting cost + Leases	8.49	8.42	7.92	8.46	7.59	0.9	7.2	11.4
Pre-salt	6.26	6.28	5.71	6.27	5.66	(0.3)	9.6	10.8
Deep and ultra-deep post-salt	19.90	18.47	16.85	19.15	14.80	7.7	18.1	29.4
Onshore and shallow waters	16.83	16.35	15.71	16.58	15.21	2.9	7.1	9.0
Lifting cost + Production taxes	20.16	20.05	19.29	20.10	19.24	0.6	4.5	4.5
Lifting cost + Production taxes + Leases	22.61	22.43	21.25	22.51	21.10	0.8	6.4	6.7
(*) EBITDA margin and ROCE variations in percentage points.

In 2Q24, E&P's gross profit was R$ 49.2 billion, a 5% increase when compared to 1Q24, mainly explained by the depreciation of the BRL against the USD, associated with higher Brent prices, partially offset by lower production.

Operating income in 2Q24 was R$ 41.0 billion, 6% lower than in 1Q24. This reduction is due to higher tax expenses resulting from the adherence to the tax transaction related to taxes on remittances abroad involving chartering of vessels or platforms and their respective service contracts.

Regarding government take, there was an increase in the quarterly comparison (2Q24 vs. 1Q24), due to the depreciation of the BRL against the USD and higher Brent prices, offset by the lower production.

PETROBRAS | Performance Report | 2Q24	16

Lifting cost in 2Q24, excluding government take and leasing, were US$ 6.05/boe, remaining practically stable compared to 1Q24 (US$ 6.04/boe). The higher volume of production losses due to stoppages and interventions in this quarter was offset by the BRL depreciation against the USD (5%) in the period, reducing costs in the North American currency.

In the Pre-salt, there was a 3% reduction in lifting costs, explained by the exchange rate depreciation and lower spending on subsea inspections in the Jubarte and Tupi fields, partially offset by a higher volume of losses due to production stoppages and interventions.

In the Post-salt, there was a 9% increase in lifting costs, mainly due to the higher volume of production losses from stoppages, maintenance, and interventions to comply with safety regulations, associated with higher spending on well interventions, especially in the Marlim Sul field. These effects were mitigated by the aforementioned exchange rate depreciation.

In Onshore and Shallow Water assets, there was a 3% increase in lifting costs. This increase resulted from lower production in Manati due to a production stoppage, as well as higher spending on well interventions in onshore fields in Bahia, partially offset by the exchange rate depreciation during the period.

PETROBRAS | Performance Report | 2Q24	17

Refining, Transportation and Marketing

Table 12 - RTM results

						Variation (%) (*)
R$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Sales revenues	114,935	109,905	104,328	224,840	233,380	4.6	10.2	(3.7)
Gross profit	7,825	10,934	8,619	18,759	24,068	(28.4)	(9.2)	(22.1)
Operating expenses	(3,660)	(4,143)	(5,682)	(7,803)	(11,823)	(11.7)	(35.6)	(34.0)
Operating Income	4,165	6,791	2,937	10,956	12,245	(38.7)	41.8	(10.5)
Net income (loss) attributable to the shareholders of Petrobras	1,426	3,837	1,599	5,263	7,808	(62.8)	(10.8)	(32.6)
Adjusted EBITDA of the segment	7,053	9,875	7,940	16,928	20,291	(28.6)	(11.2)	(16.6)
EBITDA margin of the segment (%)	6	9	8	8	9	(3)	(1)	(1)
ROCE (Return on Capital Employed) (%) (**)	4.6	5.0	7.6	4.6	7.6	(0.4)	(3.0)	(3.0)
Refining cost (US$/barrel) - Brazil	2.63	2.63	2.24	2.63	2.18	(0.1)	17.3	20.6
Refining cost (R$/barrel) - Brazil	13.88	13.05	11.04	13.46	11.05	6.4	25.7	21.8
Price of basic oil products - Domestic Market (R$/bbl)	476.25	476.14	475.28	476.20	521.47	0.0	0.2	(8.7)
(*) EBITDA margin and ROCE variations in percentage points.
(**) Figures for 1Q24, 2Q23 and 1H23 revised.

In 2Q24, RTM's gross profit decreased when compared to 1Q24, mainly due to lower margins on oil products in the domestic market. Considering the effect of inventory turnover of R$ 2,815 million in 2Q24 and R$ 2,170 million in 1Q24, RTM's gross profit would have been R$ 5,010 million in 2Q24 compared to R$ 8,764 million in 1Q24.

The lower margins in the domestic market, mainly for diesel and gasoline, followed international margins for these products between quarters. Higher sales volumes, mainly of diesel due to demand seasonality, and gasoline due to its better competitiveness compared to ethanol in fueling flex-fuel vehicles, partially offset the lower margins.

In 2Q24, operating income was lower than 1Q24, reflecting the reduction in gross profit, partially offset by the reduction in operating expenses, mainly due to the reversal of impairment of Araucária Nitrogenados (ANSA).

In 2Q24, the refining cost per barrel in reais was 6.4% higher than in 1Q24. The increase was mainly due to higher expenses on materials and services related to maintenance and conservation.

PETROBRAS | Performance Report | 2Q24	18

Gas and Low Carbon Energies

Table 13 – G&LCE results

						Variation (%) (*)
R$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Sales revenues	11,449	11,989	13,701	23,438	28,524	(4.5)	(16.4)	(17.8)
Gross profit	5,728	6,151	5,650	11,879	12,852	(6.9)	1.4	(7.6)
Operating expenses	(4,531)	(4,406)	(3,795)	(8,937)	(7,846)	2.8	19.4	13.9
Operating income	1,197	1,745	1,855	2,942	5,006	(31.4)	(35.5)	(41.2)
Net income (loss) attributable to the shareholders of Petrobras	920	1,191	1,212	2,111	3,222	(22.8)	(24.1)	(34.5)
Adjusted EBITDA of the segment	1,911	2,405	2,467	4,316	6,300	(20.5)	(22.5)	(31.5)
EBITDA margin of the segment (%)	17	20	18	18	22	(3)	(1)	(4)
ROCE (Return on Capital Employed) (%) (**)	8.4	9.1	10.0	8.4	10.0	(0.7)	(1.6)	(1.6)
Natural gas sales price - Brazil (US$/bbl)	63.69	67.88	70.96	65.88	72.13	(6.2)	(10.2)	(8.7)
Natural gas sales price - Brazil (US$/MMBtu)	10.74	11.45	11.96	11.11	12.16	(6.2)	(10.2)	(8.6)
Fixed revenues from power auctions (***)	320	318	430	638	854	0.6	(25.6)	(25.3)
Average electricity sales price (R$/MWh)	132.59	312.62	61.52	201.63	61.18	(57.6)	115.5	229.6
(*) EBITDA margin and ROCE variations in percentage points.
(**) Figure for 1Q24 revised.
(***) The fixed revenue from auctions takes into account the remuneration for thermal availability and inflexible electricity committed in auctions.

In 2Q24, the gross profit of the Gas and Low Carbon Energies segment was lower due to a reduction in sales revenues as a result of lower gas volumes sold to the non-thermoelectric segment combined with a 6.2% reduction in the average selling price of natural gas. The drop in revenue was partially offset by the lower acquisition cost of LNG in 2Q24.

The operating income in 2Q24 was 31.4% lower than in 1Q24, mainly impacted by the lower gross profit.

PETROBRAS | Performance Report | 2Q24	19

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution No. 156, of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 14 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
R$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 X 1Q24	2Q24 X 2Q23	1H24 X 1H23
Net income (loss)	(2,515)	23,810	28,936	21,295	67,243	−	−	(68.3)
Net finance income (expense)	36,396	9,579	269	45,975	3,469	280.0	13430.1	1225.3
Income taxes	(338)	10,638	12,766	10,300	31,456	−	−	(67.3)
Depreciation, depletion and amortization	16,361	16,648	16,082	33,009	31,268	(1.7)	1.7	5.6
EBITDA	49,904	60,675	58,053	110,579	133,436	(17.8)	(14.0)	(17.1)
Results in equity-accounted investments	996	457	106	1,453	(75)	117.9	839.6	−
Impairment of assets (reversals), net	(201)	(45)	1,946	(246)	1,962	346.7	−	−
Results on disposal/write-offs of assets	(663)	(806)	(3,416)	(1,469)	(5,993)	(17.7)	(80.6)	(75.5)
Results from co-participation agreements in bid areas	(296)	(237)	1	(533)	(143)	24.9	−	272.7
Adjusted EBITDA	49,740	60,044	56,690	109,784	129,187	(17.2)	(12.3)	(15.0)
Adjusted EBITDA margin (%)	41	51	50	46	51	(10.0)	(8.8)	(5.0)
(*) EBITDA Margin variations in percentage points.

PETROBRAS | Performance Report | 2Q24	20

Exhibits

Financial statements

Table 15 - Income statement - Consolidated

R$ million	2Q24	1Q24	2Q23	1H24	1H23
Sales revenues	122,258	117,721	113,840	239,979	252,908
Cost of sales	(61,211)	(57,020)	(56,159)	(118,231)	(121,916)
Gross profit	61,047	60,701	57,681	121,748	130,992
Selling expenses	(6,612)	(6,606)	(5,947)	(13,218)	(12,291)
General and administrative expenses	(2,874)	(2,216)	(1,921)	(5,090)	(3,776)
Exploration costs	(913)	(670)	(945)	(1,583)	(1,762)
Research and development expenses	(1,008)	(908)	(850)	(1,916)	(1,650)
Other taxes	(5,079)	(695)	(1,632)	(5,774)	(2,671)
Impairment (losses) reversals, net	201	45	(1,946)	246	(1,962)
Other income and expenses, net	(10,223)	(5,167)	(2,363)	(15,390)	(4,787)
	(26,508)	(16,217)	(15,604)	(42,725)	(28,899)
Operating income	34,539	44,484	42,077	79,023	102,093
Finance income	2,488	2,736	2,553	5,224	4,972
Finance expenses	(15,631)	(5,310)	(4,295)	(20,941)	(8,682)
Foreign exchange gains (losses) and inflation indexation charges	(23,253)	(7,005)	1,473	(30,258)	241
Net finance income (expense)	(36,396)	(9,579)	(269)	(45,975)	(3,469)
Results of equity-accounted investments	(996)	(457)	(106)	(1,453)	75
Income (loss) before income taxes	(2,853)	34,448	41,702	31,595	98,699
Income taxes	338	(10,638)	(12,766)	(10,300)	(31,456)
Net Income (loss)	(2,515)	23,810	28,936	21,295	67,243
Net income (loss) attributable to:
Shareholders of Petrobras	(2,605)	23,700	28,782	21,095	66,938
Non-controlling interests	90	110	154	200	305

PETROBRAS | Performance Report | 2Q24	21

Table 16 - Statement of financial position – Consolidated

ASSETS - R$ million	06.30.2024	12.31.2023
Current assets	159,310	157,079
Cash and cash equivalents	43,829	61,613
Marketable securities	23,848	13,650
Trade and other receivables, net	24,489	29,702
Inventories	40,796	37,184
Recoverable taxes	15,564	5,703
Assets classified as held for sale	2,347	1,624
Other current assets	8,437	7,603
Non-current assets	899,378	893,809
Long-term receivables	123,216	129,735
Trade and other receivables, net	6,533	8,942
Marketable securities	7,469	11,661
Judicial deposits	69,368	71,390
Deferred income taxes	6,096	4,672
Other recoverable taxes	22,070	21,861
Other non-current assets	11,680	11,209
Investments	5,480	6,574
Property, plant and equipment	755,739	742,774
Intangible assets	14,943	14,726
Total assets	1,058,688	1,050,888

LIABILITIES - R$ million	06.30.2024	12.31.2023
Current liabilities	177,972	163,928
Trade payables	26,752	23,302
Finance debt	25,663	20,923
Lease liability	41,340	34,858
Taxes payable	31,095	26,463
Dividends payable	12,757	17,134
Provision for decommissioning costs	9,222	9,837
Employee benefits	12,780	14,194
Liabilities related to assets classified as held for sale	4,362	2,621
Other current liabilities	14,001	14,596
Non-current liabilities	504,676	504,620
Finance debt	120,652	118,508
Lease liability	143,818	128,773
Income taxes payable	1,347	1,446
Deferred income taxes	33,778	52,820
Employee benefits	76,942	75,421
Provision for legal proceedings	17,374	16,000
Provision for decommissioning costs	100,923	102,493
Other non-current liabilities	9,842	9,159
Shareholders' equity	376,040	382,340
Attributable to the shareholders of Petrobras	373,479	380,441
Share capital (net of share issuance costs)	205,432	205,432
Capital reserve and capital transactions	(2,457)	(538)
Profit reserves	123,032	159,171
Retained earnings (losses)	7,697	−
Accumulated other comprehensive deficit	39,775	16,376
Attributable to non-controlling interests	2,561	1,899
Total liabilities and shareholders' equity	1,058,688	1,050,888

PETROBRAS | Performance Report | 2Q24	22

Table 17 - Statement of cash flow – Consolidated

R$ million	2Q24	1Q24	2Q23	1H24	1H23
Cash flows from operating activities
Net income for the period	(2,515)	23,810	28,936	21,295	67,243
Adjustments for:
Pension and medical benefits - actuarial losses	9,100	2,145	1,924	11,245	3,848
Results of equity-accounted investments	996	457	106	1,453	(75)
Depreciation, depletion and amortization	16,361	16,648	16,082	33,009	31,268
Impairment of assets (reversals), net	(201)	(45)	1,946	(246)	1,962
Inventory write down (write-back) to net realizable value	1	(216)	66	(215)	22
Allowance (reversals) for credit loss on trade and other receivables, net	98	151	49	249	174
Exploratory expenditure write-offs	294	248	32	542	197
Gain on disposal/write-offs of assets	(663)	(806)	(3,416)	(1,469)	(5,993)
Foreign exchange, indexation and finance charges	37,314	9,561	1,106	46,875	4,483
Income taxes	(338)	10,638	12,766	10,300	31,456
Revision and unwinding of discount on the provision for decommissioning costs	1,349	1,385	1,143	2,734	2,245
Results from co-participation agreements in bid areas	(296)	(237)	1	(533)	(143)
Early termination and cash outflows revision of lease agreements	(417)	(342)	(445)	(759)	(1,313)
Losses with legal, administrative and arbitration proceedings, net	1,277	1,398	1,361	2,675	2,680
Decrease (Increase) in assets
Trade and other receivables	4,263	2,913	3,794	7,176	5,940
Inventories	1,359	(3,115)	502	(1,756)	5,629
Judicial deposits	4,660	(1,424)	(1,888)	3,236	(3,981)
Other assets	(549)	183	801	(366)	1,371
Increase (Decrease) in liabilities
Trade payables	(855)	2,025	926	1,170	(1,541)
Other taxes payable	(7,066)	(2,530)	(3,729)	(9,596)	(4,858)
Pension and medical benefits	(1,448)	(1,006)	(1,348)	(2,454)	(2,273)
Provisions for legal proceedings	(638)	(389)	(667)	(1,027)	(1,111)
Other employee benefits	(1,573)	(292)	(1,273)	(1,865)	(1,092)
Provision for decommissioning costs	(1,043)	(1,304)	(859)	(2,347)	(1,714)
Other liabilities	(1,391)	(395)	(123)	(1,786)	(637)
Income taxes paid	(10,909)	(12,980)	(10,042)	(23,889)	(32,277)
Net cash provided by operating activities	47,170	46,481	47,751	93,651	101,510
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(15,260)	(14,049)	(14,389)	(29,309)	(26,981)
Reductions (additions) in investments	(29)	(4)	(47)	(33)	(88)
Proceeds from disposal of assets - Divestment	1,011	2,801	7,875	3,812	17,521
Financial compensation from co-participation agreements	−	1,951	−	1,951	2,032
Divestment (investment) in marketable securities	3,612	(7,260)	2,269	(3,648)	(2,569)
Dividends received	205	121	289	326	344
Net cash (used in) provided by investing activities	(10,461)	(16,440)	(4,003)	(26,901)	(9,741)
Cash flows from financing activities
Changes in non-controlling interest	174	463	128	637	(264)
Financing and loans, net:
Proceeds from finance debt	3,047	8	52	3,055	315
Repayment of principal - finance debt	(6,728)	(5,006)	(3,660)	(11,734)	(7,554)
Repayment of interest - finance debt	(2,085)	(2,932)	(2,151)	(5,017)	(5,115)
Repayment of lease liability	(10,256)	(9,504)	(7,277)	(19,760)	(14,500)
Dividends paid to Shareholders of Petrobras	(37,454)	(17,182)	(30,595)	(54,636)	(52,398)
Share repurchase program	(772)	(1,147)	−	(1,919)	−
Dividends paid to non-controlling interests	(104)	(282)	(1)	(386)	(249)
Net cash used in financing activities	(54,178)	(35,582)	(43,504)	(89,760)	(79,765)
Effect of exchange rate changes on cash and cash equivalents	3,609	1,617	(2,639)	5,226	(3,845)
Net change in cash and cash equivalents	(13,860)	(3,924)	(2,395)	(17,784)	8,159
Cash and cash equivalents at the beginning of the period	57,689	61,613	52,277	61,613	41,723
Cash and cash equivalents at the end of the period	43,829	57,689	49,882	43,829	49,882

PETROBRAS | Performance Report | 2Q24	23

Financial information by business areas

Table 18 - Consolidated income by segment - 1H24

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	161,423	224,840	23,438	797	(170,519)	239,979
Intersegments	160,505	2,792	7,206	16	(170,519)	−
Third parties	918	222,048	16,232	781	−	239,979
Cost of sales	(65,320)	(206,081)	(11,559)	(744)	165,473	(118,231)
Gross profit	96,103	18,759	11,879	53	(5,046)	121,748
Expenses	(11,317)	(7,803)	(8,937)	(14,668)	−	(42,725)
Selling expenses	(6)	(5,535)	(7,608)	(69)	−	(13,218)
General and administrative expenses	(214)	(901)	(321)	(3,654)	−	(5,090)
Exploration costs	(1,583)	−	−	−	−	(1,583)
Research and development expenses	(1,455)	(13)	(8)	(440)	−	(1,916)
Other taxes	(4,453)	(145)	(42)	(1,134)	−	(5,774)
Impairment (losses) reversals, net	(21)	201	−	66	−	246
Other income and expenses, net	(3,585)	(1,410)	(958)	(9,437)	−	(15,390)
Operating income (loss)	84,786	10,956	2,942	(14,615)	(5,046)	79,023
Net finance income (expense)	−	−	−	(45,975)	−	(45,975)
Results of equity-accounted investments	235	(1,968)	297	(17)	−	(1,453)
Income (loss) before income taxes	85,021	8,988	3,239	(60,607)	(5,046)	31,595
Income taxes	(28,827)	(3,725)	(1,000)	21,536	1,716	(10,300)
Net income (loss)	56,194	5,263	2,239	(39,071)	(3,330)	21,295
Net income (loss) attributable to:
Shareholders of Petrobras	56,202	5,263	2,111	(39,151)	(3,330)	21,095
Non-controlling interests	(8)	−	128	80	−	200

PETROBRAS | Performance Report | 2Q24	24

Table 19 - Consolidated income by segment – 1H23

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	154,644	233,380	28,524	818	(164,458)	252,908
Intersegments	152,037	4,285	8,119	17	(164,458)	−
Third parties	2,607	229,095	20,405	801	−	252,908
Cost of sales	(63,419)	(209,312)	(15,672)	(829)	167,316	(121,916)
Gross profit	91,225	24,068	12,852	(11)	2,858	130,992
Expenses	(3,345)	(11,823)	(7,846)	(5,841)	(44)	(28,899)
Selling expenses	(55)	(5,300)	(6,778)	(114)	(44)	(12,291)
General and administrative expenses	(172)	(822)	(164)	(2,618)	−	(3,776)
Exploration costs	(1,762)	−	−	−	−	(1,762)
Research and development expenses	(1,270)	(69)	(10)	(301)	−	(1,650)
Other taxes	(1,724)	(76)	(90)	(781)	−	(2,671)
Impairment (losses) reversals, net	(78)	(2,029)	−	145	−	(1,962)
Other income and expenses, net	1,716	(3,527)	(804)	(2,172)	−	(4,787)
Operating income (loss)	87,880	12,245	5,006	(5,852)	2,814	102,093
Net finance income (expense)	−	−	−	(3,469)	−	(3,469)
Results of equity-accounted investments	186	(274)	106	57	−	75
Income (loss) before income taxes	88,066	11,971	5,112	(9,264)	2,814	98,699
Income taxes	(29,879)	(4,163)	(1,702)	5,245	(957)	(31,456)
Net income (loss)	58,187	7,808	3,410	(4,019)	1,857	67,243
Net income (loss) attributable to:
Shareholders of Petrobras	58,198	7,808	3,222	(4,147)	1,857	66,938
Non-controlling interests	(11)	−	188	128	−	305

PETROBRAS | Performance Report | 2Q24	25

Table 20 - Quarterly consolidated income by segment – 2Q24

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	81,779	114,935	11,449	418	(86,323)	122,258
Intersegments	81,381	1,293	3,642	7	(86,323)	−
Third parties	398	113,642	7,807	411	−	122,258
Cost of sales	(32,560)	(107,110)	(5,721)	(382)	84,562	(61,211)
Gross profit	49,219	7,825	5,728	36	(1,761)	61,047
Expenses	(8,200)	(3,660)	(4,531)	(10,117)	−	(26,508)
Selling expenses	(2)	(2,803)	(3,802)	(5)	−	(6,612)
General and administrative expenses	(113)	(484)	(182)	(2,095)	−	(2,874)
Exploration costs	(913)	−	−	−	−	(913)
Research and development expenses	(765)	(5)	(5)	(233)	−	(1,008)
Other taxes	(4,355)	(111)	(17)	(596)	−	(5,079)
Impairment (losses) reversals, net	−	201	−	−	−	201
Other income and expenses, net	(2,052)	(458)	(525)	(7,188)	−	(10,223)
Operating income (loss)	41,019	4,165	1,197	(10,081)	(1,761)	34,539
Net finance income (expense)	−	−	−	(36,396)	−	(36,396)
Results of equity-accounted investments	150	(1,323)	190	(13)	−	(996)
Income (loss) before income taxes	41,169	2,842	1,387	(46,490)	(1,761)	(2,853)
Income taxes	(13,946)	(1,416)	(407)	15,508	599	338
Net income (loss)	27,223	1,426	980	(30,982)	(1,162)	(2,515)
Net income (loss) attributable to:
Shareholders of Petrobras	27,227	1,426	920	(31,016)	(1,162)	(2,605)
Non-controlling interests	(4)	−	60	34	−	90

PETROBRAS | Performance Report | 2Q24	26

Table 21 - Quarterly consolidated income by segment – 1Q24

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	79,644	109,905	11,989	379	(84,196)	117,721
Intersegments	79,124	1,499	3,564	9	(84,196)	−
Third parties	520	108,406	8,425	370	−	117,721
Cost of sales	(32,760)	(98,971)	(5,838)	(362)	80,911	(57,020)
Gross profit	46,884	10,934	6,151	17	(3,285)	60,701
Expenses	(3,117)	(4,143)	(4,406)	(4,551)	−	(16,217)
Selling expenses	(4)	(2,732)	(3,806)	(64)	−	(6,606)
General and administrative expenses	(101)	(417)	(139)	(1,559)	−	(2,216)
Exploration costs	(670)	−	−	−	−	(670)
Research and development expenses	(690)	(8)	(3)	(207)	−	(908)
Other taxes	(98)	(34)	(25)	(538)	−	(695)
Impairment (losses) reversals, net	(21)	−	−	66	−	45
Other income and expenses, net	(1,533)	(952)	(433)	(2,249)	−	(5,167)
Operating income (loss)	43,767	6,791	1,745	(4,534)	(3,285)	44,484
Net finance income (expense)	−	−	−	(9,579)	−	(9,579)
Results of equity-accounted investments	85	(645)	107	(4)	−	(457)
Income (loss) before income taxes	43,852	6,146	1,852	(14,117)	(3,285)	34,448
Income taxes	(14,881)	(2,309)	(593)	6,028	1,117	(10,638)
Net income (loss)	28,971	3,837	1,259	(8,089)	(2,168)	23,810
Net income (loss) attributable to:
Shareholders of Petrobras	28,975	3,837	1,191	(8,135)	(2,168)	23,700
Non-controlling interests	(4)	−	68	46	−	110

PETROBRAS | Performance Report | 2Q24	27

Table 22 - Other income and expenses by segment – 1H24

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees (*)	−	−	−	(8,449)	−	(8,449)
Stoppages for asset maintenance and pre-operating expenses	(6,400)	(268)	(165)	(56)	−	(6,889)
Gains (losses) with legal, administrative and arbitration proceedings	(962)	(891)	(190)	(632)	−	(2,675)
Profit sharing	(713)	(343)	(95)	(426)	−	(1,577)
Variable compensation programs	(316)	(307)	(45)	(244)	−	(912)
Operating expenses with thermoelectric power plants	−	−	(603)	−	−	(603)
Institutional relations and cultural projects	−	(9)	−	(355)	−	(364)
Expenses with contractual fines received	(113)	(1)	(63)	−	−	(177)
Amounts recovered from Lava Jato investigation	−	−	−	34	−	34
Gains (losses) with Commodities Derivatives	−	130	(8)	−	−	122
Ship/take or pay agreements and fines imposed to suppliers	14	124	304	7	−	449
Government grants	4	−	6	457	−	467
Results from co-participation agreements in bid areas	533	−	−	−	−	533
Results of non-core activities	615	(75)	48	36	−	624
Fines imposed on suppliers	505	88	12	31	−	636
Early termination and changes to cash flow estimates of leases	740	26	4	(11)	−	759
Reimbursements from E&P partnership operations	1,356	−	−	−	−	1,356
Results on disposal/write-offs of assets	1,215	354	118	(218)	−	1,469
Others	(63)	(238)	(281)	389	−	(193)
Total	(3,585)	(1,410)	(958)	(9,437)	−	(15,390)
(*) In the second quarter of 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan, reflecting the change in the benefit, in the amount of R$ 5,389 million.

PETROBRAS | Performance Report | 2Q24	28

Table 23 - Other income and expenses by segment – 1H23

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(2,925)	−	(2,925)
Stoppages for asset maintenance and pre-operating expenses	(5,320)	(54)	(113)	(78)	−	(5,565)
Gains (losses) with legal, administrative and arbitration proceedings	(835)	(1,633)	17	(229)	−	(2,680)
Profit sharing	(153)	(65)	(18)	(102)	−	(338)
Variable compensation programs	(548)	(320)	(69)	(437)	−	(1,374)
Operating expenses with thermoelectric power plants	−	−	(432)	−	−	(432)
Institutional relations and cultural projects	−	(7)	−	(232)	−	(239)
Expenses with contractual fines received	(36)	4	(574)	(5)	−	(611)
Amounts recovered from Lava Jato investigation (*)	−	−	−	483	−	483
Gains (losses) with Commodities Derivatives	−	363	(1)	1	−	363
Ship/take or pay agreements and fines imposed to suppliers	6	107	240	6	−	359
Government grants	63	−	−	833	−	896
Results from co-participation agreements in bid areas	143	−	−	−	−	143
Results of non-core activities	260	(248)	322	70	−	404
Fines imposed on suppliers	437	63	10	41	−	551
Early termination and changes to cash flow estimates of leases	934	393	(2)	(12)	−	1,313
Reimbursements from E&P partnership operations	1,423	−	−	−	−	1,423
Results on disposal/write-offs of assets	6,094	(146)	(6)	51	−	5,993
Others (**)	(752)	(1,984)	(178)	363	−	(2,551)
Total	1,716	(3,527)	(804)	(2,172)	−	(4,787)
(*) The total amount recovered from the Lava Jato Investigation through December 31, 2023 was R$ 7,281 million, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It includes, in the first half of 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1,654 million.

PETROBRAS | Performance Report | 2Q24	29

Table 24 - Other income and expenses by segment – 2Q24

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees (*)	−	−	−	(6,918)	−	(6,918)
Stoppages for asset maintenance and pre-operating expenses	(3,392)	(139)	(92)	(33)	−	(3,656)
Gains (losses) with legal, administrative and arbitration proceedings	(545)	(415)	(170)	(147)	−	(1,277)
Profit sharing	(359)	(107)	(49)	(189)	−	(704)
Variable compensation programs	(158)	(207)	(23)	(134)	−	(522)
Operating expenses with thermoelectric power plants	−	−	(277)	−	−	(277)
Institutional relations and cultural projects	−	(5)	−	(223)	−	(228)
Expenses with contractual fines received	(83)	(1)	(10)	−	−	(94)
Amounts recovered from Lava Jato investigation	−	−	−	8	−	8
Government grants	−	107	(10)	−	−	97
Gains (losses) with Commodities Derivatives	7	61	146	2	−	216
Ship/take or pay agreements and fines imposed to suppliers	−	−	3	79	−	82
Results from co-participation agreements in bid areas	296	−	−	−	−	296
Fines imposed on suppliers	335	63	20	13	−	431
Early termination and changes to cash flow estimates of leases	263	74	9	14	−	360
Results of non-core activities	409	17	9	(18)	−	417
Reimbursements from E&P partnership operations	582	−	−	−	−	582
Results on disposal/write-offs of assets	532	231	22	(122)	−	663
Others	61	(137)	(103)	480	−	301
Total	(2,052)	(458)	(525)	(7,188)	−	(10,223)
(*) In the second quarter of 2024, it mainly refers to the actuarial revision of the Saúde Petrobras - AMS health care plan, reflecting the change in the benefit, in the amount of R$ 5,389 million.

PETROBRAS | Performance Report | 2Q24	30

Table 25 - Other income and expenses by segment – 1Q24

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	(1,531)	−	(1,531)
Stoppages for asset maintenance and pre-operating expenses	(3,008)	(129)	(73)	(23)	−	(3,233)
Gains (losses) with legal, administrative and arbitration proceedings	(417)	(476)	(20)	(485)	−	(1,398)
Profit sharing	(354)	(236)	(46)	(237)	−	(873)
Variable compensation programs	(158)	(100)	(22)	(110)	−	(390)
Operating expenses with thermoelectric power plants	−	−	(326)	−	−	(326)
Institutional relations and cultural projects	−	(4)	−	(132)	−	(136)
Expenses with contractual fines received	(30)	−	(53)	−	−	(83)
Amounts recovered from Lava Jato investigation	−	−	−	26	−	26
Government grants	−	23	2	−	−	25
Gains (losses) with Commodities Derivatives	7	63	158	5	−	233
Ship/take or pay agreements and fines imposed to suppliers	4	−	3	378	−	385
Results from co-participation agreements in bid areas	237	−	−	−	−	237
Fines imposed on suppliers	280	(138)	28	23	−	193
Early termination and changes to cash flow estimates of leases	242	14	3	17	−	276
Results of non-core activities	331	9	(5)	7	−	342
Reimbursements from E&P partnership operations	774	−	−	−	−	774
Results on disposal/write-offs of assets	683	123	96	(96)	−	806
Others	(124)	(101)	(178)	(91)	−	(494)
Total	(1,533)	(952)	(433)	(2,249)	−	(5,167)

PETROBRAS | Performance Report | 2Q24	31

Table 26 - Consolidated assets by segment – 06.30.2024

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Total assets	678,896	175,066	36,272	197,475	(29,021)	1,058,688
Current assets	14,089	59,116	2,217	112,909	(29,021)	159,310
Non-current assets	664,807	115,950	34,055	84,566	−	899,378
Long-term receivables	39,692	12,034	505	70,985	−	123,216
Investments	1,828	2,401	934	317	−	5,480
Property, plant and equipment	611,365	100,818	32,229	11,327	−	755,739
Operating assets	516,446	85,918	19,064	8,553	−	629,981
Assets under construction	94,919	14,900	13,165	2,774	−	125,758
Intangible assets	11,922	697	387	1,937	−	14,943

Table 27 - Consolidated assets by segment – 12.31.2023

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Total assets	672,303	168,489	32,806	202,840	(25,550)	1,050,888
Current assets	13,574	53,265	1,793	113,997	(25,550)	157,079
Non-current assets	658,729	115,224	31,013	88,843	−	893,809
Long-term receivables	43,705	10,014	400	75,616	−	129,735
Investments	1,667	3,926	703	278	−	6,574
Property, plant and equipment	601,553	100,629	29,539	11,053	−	742,774
Operating assets	524,822	87,762	17,454	8,570	−	638,608
Assets under construction	76,731	12,867	12,085	2,483	−	104,166
Intangible assets	11,804	655	371	1,896	−	14,726

PETROBRAS | Performance Report | 2Q24	32

Table 28 - Reconciliation of Adjusted EBITDA by segment – 1H24

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	56,194	5,263	2,239	(39,071)	(3,330)	21,295
Net finance income (expense)	−	−	−	45,975	−	45,975
Income taxes	28,827	3,725	1,000	(21,536)	(1,716)	10,300
Depreciation, depletion and amortization	24,656	6,527	1,492	334	−	33,009
EBITDA	109,677	15,515	4,731	(14,298)	(5,046)	110,579
Results in equity-accounted investments	(235)	1,968	(297)	17	−	1,453
Impairment of assets (reversals), net	21	(201)	−	(66)	−	(246)
Results on disposal/write-offs of assets	(1,215)	(354)	(118)	218	−	(1,469)
Results from co-participation agreements in bid areas	(533)	−	−	−	−	(533)
Adjusted EBITDA	107,715	16,928	4,316	(14,129)	(5,046)	109,784

Table 29 - Reconciliation of Adjusted EBITDA by segment – 1H23

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	58,187	7,808	3,410	(4,019)	1,857	67,243
Net finance income (expense)	−	−	−	3,469	−	3,469
Income taxes	29,879	4,163	1,702	(5,245)	957	31,456
Depreciation, depletion and amortization	23,821	5,871	1,288	288	−	31,268
EBITDA	111,887	17,842	6,400	(5,507)	2,814	133,436
Results in equity-accounted investments	(186)	274	(106)	(57)	−	(75)
Impairment of assets (reversals), net	78	2,029	−	(145)	−	1,962
Results on disposal/write-offs of assets	(6,094)	146	6	(51)	−	(5,993)
Results from co-participation agreements in bid areas	(143)	−	−	−	−	(143)
Adjusted EBITDA	105,542	20,291	6,300	(5,760)	2,814	129,187

PETROBRAS | Performance Report | 2Q24	33

Table 30 - Reconciliation of Adjusted EBITDA by segment – 2Q24

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	27,223	1,426	980	(30,982)	(1,162)	(2,515)
Net finance income (expense)	−	−	−	36,396	−	36,396
Income taxes	13,946	1,416	407	(15,508)	(599)	(338)
Depreciation, depletion and amortization	12,128	3,320	736	177	−	16,361
EBITDA	53,297	6,162	2,123	(9,917)	(1,761)	49,904
Results in equity-accounted investments	(150)	1,323	(190)	13	−	996
Impairment of assets (reversals), net	−	(201)	−	−	−	(201)
Results on disposal/write-offs of assets	(532)	(231)	(22)	122	−	(663)
Results from co-participation agreements in bid areas	(296)	−	−	−	−	(296)
Adjusted EBITDA	52,319	7,053	1,911	(9,782)	(1,761)	49,740

Table 31 - Reconciliation of Adjusted EBITDA by segment – 1Q24

R$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	28,971	3,837	1,259	(8,089)	(2,168)	23,810
Net finance income (expense)	−	−	−	9,579	−	9,579
Income taxes	14,881	2,309	593	(6,028)	(1,117)	10,638
Depreciation, depletion and amortization	12,528	3,207	756	157	−	16,648
EBITDA	56,380	9,353	2,608	(4,381)	(3,285)	60,675
Results in equity-accounted investments	(85)	645	(107)	4	−	457
Impairment of assets (reversals), net	21	−	−	(66)	−	(45)
Results on disposal/write-offs of assets	(683)	(123)	(96)	96	−	(806)
Results from co-participation agreements in bid areas	(237)	−	−	−	−	(237)
Adjusted EBITDA	55,396	9,875	2,405	(4,347)	(3,285)	60,044

PETROBRAS | Performance Report | 2Q24	34

Glossary

A

Adjusted cash and cash equivalents: Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA: Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin: Adjusted EBITDA divided by sales revenues.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

C

CAPEX – Capital Expenditure: investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

E

Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad, with the main aim of supplying our domestic refineries. This segment also operates through partnerships with other companies, including interests in foreign companies in this segment.

F

Free cash flow: Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

PETROBRAS | Performance Report | 2Q24	35

G

Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products.

I

Investments: Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

L

Leverage: Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost: An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator.

Lifting Cost + Leases: An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost. Costs related to production taxes and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes: An indicator that includes costs related to production taxes in the calculation of Lifting Cost. Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes + Leases: An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost. Costs related to depreciation, depletion, and amortization are not considered.

LTM Adjusted EBITDA: Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

N

Net Debt: Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment: The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PETROBRAS | Performance Report | 2Q24	36

O

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

R

Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production.

ROCE: operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

PETROBRAS | Performance Report | 2Q24	37

PETROBRAS

Petrobras | Investor Relations

www.petrobras.com.br/ir

PETR B3 LISTED N2 | PBR LISTED NYSE | PBRA LISTED NYSE | XPBRA | XPBR

MINISTÉRIO DE MINAS E ENERGIA

GOVERNO FEDERAL BRASIL UNIÃO E RECONSTRUÇÃO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer